UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Sunnova Energy International Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86745K104
(CUSIP Number)

David Taylor
Newlight Partners LP

320 Park Avenue

New York, NY 10022
(212) 205-2660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 86745K104	Page 2 of 10 Pages

1.	Names of Reporting Persons. Newlight Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,505,811
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,505,811

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,505,811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.02% (1)
14.	Type of Reporting Person: PN

(1) Based on a total of 108,065,275 Common Stock, $0.0001 par value per share (the “Shares”), of Sunnova Energy International Inc. (the “Company”) outstanding as of February 22, 2021, based on the Company’s Annual Report on Form 10-K for the year end December 31, 2020, filed on February 25, 2021.

SCHEDULE 13D

CUSIP No. 86745K104	Page 3 of 10 Pages

1.	Names of Reporting Persons. Newlight GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,505,811
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,505,811
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,505,811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.02% (1)
14.	Type of Reporting Person: OO

(1) Based on a total of 108,065,275 Shares outstanding as of February 22, 2021, based on the Company’s Annual Report on Form 10-K for the year end December 31, 2020, filed on February 25, 2021.

SCHEDULE 13D

CUSIP No. 86745K104	Page 4 of 10 Pages

1.	Names of Reporting Persons. Ravi Yadav
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,505,811
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,505,811
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,505,811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.02% (1)
14.	Type of Reporting Person: IN

(1) Based on a total of 108,065,275 Shares outstanding as of February 22, 2021, based on the Company’s Annual Report on Form 10-K for the year end December 31, 2020, filed on February 25, 2021.

SCHEDULE 13D

CUSIP No. 86745K104	Page 5 of 10 Pages

1.	Names of Reporting Persons. David Wassong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,505,811
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,505,811
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,505,811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.02% (1)
14.	Type of Reporting Person: IN

(1) Based on a total of 108,065,275 Shares outstanding as of February 22, 2021, based on the Company’s Annual Report on Form 10-K for the year end December 31, 2020, filed on February 25, 2021.

SCHEDULE 13D

CUSIP No. 86745K104	Page 6 of 10 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned with respect to the Common Stock, $0.0001 par value per share (the “Shares”), of Sunnova Energy International Inc. (the “Company”), whose principal executive offices are located at 20 Greenway Plaza, Suite 475, Houston, TX 77046.

Item 2.	Identity and Background

(a-c, f) This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Newlight Partners LP, a Delaware limited partnership (“Newlight Partners”);

(ii)	Newlight GP LLC, A Delaware limited liability company (“Newlight GP”);

(iii)	Ravi Yadav, a citizen of the United States of America;

(iv)	David Wassong, a citizen of the United States of America.

This Statement relates to Shares held directly by QSIP LP a Delaware limited partnership (“QSIP”) and SCI Partners LP, a Delaware limited partnership (“SCI”). Pursuant to an investment management agreement, QSIP and certain of its affiliates have delegated sole voting and dispositive power over the Convertible Notes (as defined herein) and the Shares to Newlight Partners. The general partner of Newlight Partners is Newlight GP. The sole members of Newlight GP are Ravi Yadav and David Wassong. Mark Longstreth, an employee of Newlight Partners or one of its affiliates, serves on the Board of Directors of the Company.

The address of the principal business office of each of the Reporting Persons is c/o Newlight Partners LP, 320 Park Avenue, New York, NY 10022.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On January 21, 2021, January 25, 2021, February 19, 2021 and February 23, 2021, the Reporting Persons exercised their conversion right under the 9.75% Convertible Senior Notes due 2025 ("Convertible Notes") of $1,000,000, $13,234,000, 25,686,000 and $80,000 Convertible Notes, respectively. The Company decided, at its sole discretion, to deliver the conversion in 75,679, 1,002,067, 1,911,942 and 5,962 Shares, respectively and not in cash. The conversion rate for the Convertible Notes is 74.0741 Shares per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest, which is equivalent to an initial conversion price (excluding interest) of approximately $13.50 per Share. Other than reported herein, the Reporting Persons have not made any purchases of Shares or Convertible Notes since the filing of their most recent Schedule 13G, filed with the SEC on December 1, 2020.

SCHEDULE 13D

CUSIP No. 86745K104	Page 7 of 10 Pages

Item 4.	Purpose of Transaction

The information contained in Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

Although the Reporting Persons do not currently have any specific plan or proposal to sell the Common Stock, except as described herein, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional securities of the Company or dispose of any or all of its securities of the Company (including, without limitation, distributing some or all of such shares of Common Stock to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable, transferring shares of Common Stock to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction), depending upon an ongoing evaluation of its investment in the Company, the price and availability of the Company’s securities, the Company’s business and the Company’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations.

Each Reporting Person, solely in its capacity as a shareholder of the Company, may engage in communications with one or more other shareholders or other securityholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder of the Company, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

SCHEDULE 13D

CUSIP No. 86745K104	Page 8 of 10 Pages

Item 5.	Interest in Securities of the Issuer

(a)        The Reporting Persons may be deemed to beneficial hold 6,505,811 Shares, or 6.02% of the outstanding Shares of the Company, based on a total of 108,065,275 Shares outstanding as of February 22, 2021, based on the Company’s Annual Report on Form 10-K for the year end December 31, 2020, filed on February 25, 2021.

(b)         For each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c)         Except as described herein, there have been no transactions in Shares, or derivatives thereon, by the Reporting Persons during the past 60 days.

(d)        Except as otherwise set forth in this Schedule 13D, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, securities covered by this Schedule 13D.

(e)        This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Stockholders Agreement

On July 29, 2019, QSIP entered into a stockholders agreement (the “Stockholder Agreement”) with the Company and Energy Capital Partners that provided QSIP, Energy Capital Partners and their affiliates who owned the Company’s shares certain rights to designate nominees for election to the Company’s board of directors. The stockholders agreement provided that, subject to compliance with applicable law and stock exchange rules, for so long as QSIP and its affiliates beneficially owned at least 5% of the Company’s common stock then outstanding, they were entitled to designate one director.

Pursuant to the Stockholders Agreement, immediately following the initial public offering of the Company, QSIP has designated one director to the Company’s board of directors. QSIP and its affiliates were entitled to designate the replacement for any of their respective board designees whose board service terminated prior to the end of the director’s term regardless of their beneficial ownership at such time.

The stockholders agreement terminated on December 1, 2020 upon QSIP and its affiliates no longer collectively beneficially own at least 5% of the Company’s outstanding Common Stock.

SCHEDULE 13D

CUSIP No. 86745K104	Page 9 of 10 Pages

Registration Rights Agreement

On July 29, 2019, QSIP entered into the Second Amended and Restated Registration Rights Agreement (as amended, the “Registration Rights Agreement”), which provides, among other things, that QSIP and its affiliates have the right to demand that the Company file a registration statement or request that their shares of the Company’s capital stock be covered by a registration statement that the Company is otherwise filing.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1:      Joint Filing Agreement.

Exhibit 99.2:      Power of Attorney

Exhibit 99.3:      Second Amended and Restated Registration Rights Agreement, dated July 29, 2019, by and among Sunnova Energy International Inc. and certain stockholders party thereto (incorporated by reference to Exhibit 4.2 to Form 8-K filed on July 29, 2019).

Exhibit 99.4:      First Amendment to The Second Amended and Restated Registration Rights Agreement, among Sunnova Energy International Inc. and the parties listed therein, dated May 14, 2020 (incorporated by reference to Exhibit 4.2.1 to Form S-1 filed on June 29, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Newlight Partners LP
By: Newlight GP LLC, it general partner

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

Newlight GP LLC

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

Ravi Yadav

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

David Wassong

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

March 1, 2021